January 5, 2010

Ms. Michelle V. Lacko
Attorney Advisor
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Papa John’s International, Inc.
Form 10-K for the fiscal year ended December 28, 2008
Filed February 24, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2009
File No. 000-21660

Dear Ms. Lacko:

We are writing in response to your letter dated December 22, 2009, commenting on the above-referenced Form 10-K and Definitive Proxy Statement.  For your convenience, we have repeated the comment below, in italics, together with the subheading used in your letter.  The comment is followed by our response.

Definitive Proxy Statement on Schedule 14A

Short-Term Cash Incentive Compensation, page 22

We note that your Management Incentive Plan provides annual cash payouts to your named executive officers upon the achievement of pre-determined performance goals. In future filings, please confirm to us that you will disclose the pre-determined performance targets for each performance metric and provide quantitative disclosure regarding the targets actually reached. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

In future filings, we will disclose the pre-determined performance targets for each performance metric and provide quantitative disclosure regarding the targets actually reached.

******
As requested in your letter dated December 22, 2009, we confirm the following:

Papa John’s International, Inc. is responsible for the adequacy and accuracy of the disclosure in its filing;

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the above-mentioned filings; and

Papa John’s International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the above response to the comment contained in the letter dated December 22, 2009.  Please direct any further comments or requests for additional information to my attention at 502-261-4753.

Sincerely,
Papa John’s International, Inc.

/s/ J. David Flanery
J. David Flanery
Senior Vice President, Chief Financial
Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

cc:	Tom Schoenbaechler, Ernst & Young
Alan Dye, Hogan & Hartson LLP
John Beckman, Hogan & Hartson LLP
Christopher Sternberg, Papa John’s International, Inc.
Clara Passafiume, Papa John’s International, Inc.
Joe Smith, Papa John’s International, Inc.